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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                          MARSAM PHARMACEUTICALS INC.
                           (Name of Subject Company)

                          MARSAM PHARMACEUTICALS INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  571 728 104
                     (CUSIP Number of Class of Securities)

                                 MARVIN SAMSON,
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          MARSAM PHARMACEUTICALS INC.
                           BUILDING 31, OLNEY AVENUE
                         CHERRY HILL, NEW JERSEY 08003
                                 (609) 424-5600

      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                                WITH COPIES TO:

 DENNIS J. BLOCK, ESQ.                      FREDERICK W. DREHER, ESQ.
WEIL, GOTSHAL & MANGES                      DUANE, MORRIS & HECKSCHER
   767 FIFTH AVENUE                          4200 ONE LIBERTY PLACE
  NEW YORK, NY 10153                       PHILADELPHIA, PA 19103-7386
    (212) 310-8000                               (215) 979-1000

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Marsam Pharmaceuticals Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is Building 31, Olney Avenue, Cherry Hill, New Jersey 08003. The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock" or the "Shares"), of the Company.

ITEM 2.  TENDER OFFER OF THE BIDDER.

    The statement relates to the tender offer by Schein Pharmaceutical, Inc., a Delaware corporation (the "Parent"), disclosed in a Tender Offer Statement on
Schedule 14D-1, dated August 4, 1995 (the "Schedule 14D-1"), to purchase all outstanding Shares, at a price of $21 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 4, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated July 28, 1995 (the "Merger Agreement"), among the Parent, SM Acquiring Co.,
Inc., a Delaware corporation and a wholly owned subsidiary of the Parent (the "Sub"), and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Sub will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed herewith as
Exhibit 1 and is incorporated herein by reference.

    As set forth in the Schedule 14D-1, the principal executive offices of Parent and the Sub are located at 100 Campus Drive, Florham Park, New Jersey 07932.

ITEM 3.  IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b) Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and: (i) the Company, its executive officers, directors or affiliates or (ii) the Parent, its executive officers, directors or affiliates, is described in the attached Schedule I (which information is incorporated herein by reference) or is set forth below.

EMPLOYMENT AGREEMENT

    The Company has entered into an employment agreement (the "Employment Agreement") with Marvin Samson ("Mr. Samson"), the President and Chief Executive Officer of the Company, dated as of July 28, 1995. The following summary is qualified in its entirety by reference to the text of the Employment Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference.

    Pursuant to the Employment Agreement, the Company will employ Mr. Samson as president, chief executive officer and chief operating officer of the Company and, as of the Acquisition Date (as defined below), Mr. Samson will be appointed an Executive Vice President of the Parent. The Employment Agreement will become effective on the date of the acquisition by the Parent or a subsidiary of the Parent of more than a majority of the outstanding shares of the Common Stock of the Company on a fully-diluted basis (the "Acquisition Date") and, subject to the extension provisions of the Employment Agreement, will terminate on the fifth anniversary of the Acquisition Date.

    The Employment Agreement will be automatically extended for additional periods of one year, unless written notice terminating the term of employment is given by either the Company or Mr. Samson not less than one hundred eighty (180) days in advance of the termination date of the Employment Agreement.

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    The Employment Agreement provides that Mr. Samson will, consistent with  his position as president and chief executive officer of the Company and executive vice president of the Parent, be responsible for: the management of the Company and its organizational structure - subject to the Board of Directors of the Company and to the provisions of the Employment Agreement, his authority will include, without limitation, supplier relationships and salary, perquisites and, subject additionally to the Parent's Board of Directors, stock options for the Parent common stock for the Company's employees; all product development activities for the Parent's and the Company's parenteral products; and all sales and marketing activities for the Parent's and the Company's hospital and home care accounts.

    For all services to be rendered by Mr. Samson pursuant to the Employment Agreement, the Company will pay Mr. Samson an annual salary at a rate of not less than $400,000 per year, plus such other compensation as may, from time to time, be determined by the Company.

    The Employment Agreement provides that if Mr. Samson terminates his employment prior to the end of the initial five-year term, the Company shall continue to pay him 50% of the salary provided for in the preceding paragraph, in accordance with the Company's normal practices in effect from time to time, and provide Mr. Samson and his eligible dependents with health and disability insurance coverage comparable to his coverage while he was an employee or, at the Company's option, reimburse Mr. Samson in an amount not in excess of 125% of the cost thereof to the Company while he was an employee during the previous year, all for a period beginning on the date of such termination and ending on the earlier of the third anniversary of the termination or the fifth anniversary of the Acquisition Date. Mr. Samson has agreed not to compete with the Company during the term of his employment and, under certain circumstances, following the term of his employment, including during the period that the Company makes the payments to Mr. Samson described in this paragraph.

    The  Employment  Agreement  further   provides  that  during  Mr.   Samson's
employment under the Employment Agreement, except as otherwise consented to or approved by Mr. Samson and the Parent:

       the Board of Directors of the Company will be comprised of seven members, three to be designated by Mr. Samson, three to be designated by the Parent (the "Parent directors") and one, who shall be an employee of Bayer Corporation or any of its affiliates (other than the Parent and its subsidiaries), to be designated by the Parent, subject to the approval thereof by Mr. Samson, which approval shall not be unreasonably withheld (the "Bayer director");

       the consent or approval of at least one of the Parent directors shall be required prior to the Company taking any extraordinary corporate actions, which, for purposes of the Employment Agreement, shall include, without limitation, financings; purchases or sales of assets not in the ordinary course of business; issuances of securities; providing compensation, perquisites or benefits beyond levels customary in the multisource industry; actions with respect to the Company's certificate of incorporation or by-laws; reorganizations, recapitalizations and business combinations;
   encumbering of assets; and actions that could result in a violation of agreements relating to indebtedness of the Parent or (with the additional consent or approval of the Bayer director) agreements between the Parent (or any of its affiliates) and Bayer Corporation (or any of its affiliates);

        after consultation with the other directors, the Parent directors shall be entitled to authorize and approve, as actions of the Board of Directors of the Company, corporate actions not inconsistent with the provisions of the Employment Agreement, including, without limitation, financings; issuances of securities; and encumbering of assets;

        Mr. Samson, having been elected a director of the Parent effective upon the Acquisition Date, shall be included in the slate of the Parent's management nominees for re-election as a director;

       neither the Company's name nor logo shall be modified in any way, and the Company may continue to use its name and logo on product labeling and the like;

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       the headquarters of the Company shall remain in Cherry Hill, New Jersey;

        the Company shall not be required to sell products to or manufacture products for the Parent or any affiliate of the Parent on terms less favorable to the Company than those the Company provides to unaffiliated customers for similar purchase quantities; and

         the Company shall have funds made available to it to the extent of "Available Cash", which shall equal: cash on hand at the Company at the Acquisition Date, PLUS out-of-pocket transaction costs of the Company paid in connection with the Offer and the Merger, PLUS 50% of Operating Cash Flow (I.E., net income (after taxes, calculated on a stand-alone basis) PLUS depreciation PLUS amortization PLUS/LESS working capital decreases/increases LESS capital expenditures), PLUS interest income (at 30-day LIBOR), LESS interest expense (at the Parent's cost of funds), but only in respect of borrowings outstanding when Available Cash is negative, LESS 50% of negative Operating Cash Flow, to the extent of Available Cash, and thereafter 100% of negative Operating Cash Flow.

    The Employment Agreement provides that a compensation agreement dated October 19, 1991 (the "Compensation Continuation Agreement") and a split dollar insurance agreement dated March 25, 1991 (the "Split Dollar Agreement") will continue in effect in accordance with their terms unless surrendered by Mr. Samson. Schedule I contains a description of the Compensation Continuation Agreement under "Compensation Continuation Agreement" and a description of the Split Dollar Agreement in the second footnote under "Executive Compensation" and such descriptions are incorporated herein by reference. The Parent has agreed to cause the Company after the Acquisition Date to perform its obligations under the Employment Agreement.

STOCK OPTIONS

    The Company maintains the 1986 Stock Option Plan and the 1993 Stock Option Plan (collectively, the "Plans"), pursuant to which options (the "Options") to purchase the Company's Common Stock have been granted and remain outstanding as of the date of this Schedule 14D-9. Pursuant to the Merger Agreement, at the consummation of the Offer, the Parent will pay each holder of a then outstanding Option, whether or not then exercisable, in settlement of the Options, an amount (subject to any applicable withholding tax) in cash equal to the product of (A) the excess, if any, of $21 over the exercise price per Share of each such Option and (B) the number of Shares relating to such Option. Upon the receipt by the holders of the requisite amounts, the Options will be cancelled. As of July 26, 1995, there were 1,166,649 Options outstanding with a per share exercise price of less than $21, and the holders of such Options, in the aggregate, will receive approximately $9.6 million pursuant to the foregoing provisions of the Merger Agreement.

CERTAIN EMPLOYEE PROVISIONS IN THE MERGER AGREEMENT

    The Merger Agreement provides that for a period of at least two years following the time the Merger becomes effective (the "Effective Time"), the Surviving Corporation shall maintain benefit plans for the employees of the Company and its subsidiaries with terms that, in the aggregate, are substantially equivalent to or better than those in the benefit plans now in place for such employees, to the extent permitted under laws and regulations in force from time to time; to the extent appropriate to carry out the foregoing, the Parent has agreed that, following the Effective Time, employees of the Surviving Corporation shall be eligible to participate in the Parent's various compensation plans on a basis comparable to that of similarly situated employees of the Parent and its subsidiaries.

THE MERGER AGREEMENT

    The summary of the Merger Agreement contained in the Offer to Purchase, which has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to the Schedule 14D-1, a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. A copy of the Merger Agreement has been filed as Exhibit 1

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hereto and is incorporated  herein by reference. The  following is a summary  of certain portions of the Merger Agreement which relate to arrangements among the Company, the Sub, the Parent and the Company's executive officers and directors and certain other significant provisions.

    BOARD COMPOSITION. The Merger Agreement provides that, effective upon the purchase by the Parent of such number of Shares which represents a majority of the outstanding Shares on a fully diluted basis, the Parent and the Company shall, subject to the provisions of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 under the Exchange Act, promptly use all reasonable efforts necessary to cause the persons designated pursuant to or listed on schedule 2.5 to the Merger Agreement to comprise the entire Board of Directors of the Company. From and after the date such persons first comprise the Company's Board of Directors (the "Control Date"), any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board of Directors of the Company, any extension of time for performance of any of the obligations of the Parent or the Sub thereunder and any waiver of compliance with any provision of the Merger Agreement for the benefit of the Company shall require the approval of a majority of the directors designated as "Continuing Directors" on schedule 2.5 of the Merger Agreement, if requested by a majority of the Continuing Directors.

    Section 14(f) of the Exchange Act requires the Company to mail to its stockholders an Information Statement containing the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. A copy of the Information Statement is attached as Schedule I hereto and is incorporated herein by reference.

    DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE. Pursuant to the Merger Agreement, the Parent and the Surviving Corporation have agreed that all rights to indemnification and exculpation now existing in favor of the directors, officers, employees and agents of the Company and its subsidiaries as provided in their respective charters or by-laws or otherwise in effect as of the date of the Merger Agreement with respect to matters occurring prior to the Effective Time will survive the Merger and will continue in full force and effect. In addition to the rights described in the preceding sentence, and not in limitation of those rights, the Parent also has agreed to cause the Surviving Corporation to indemnify, defend and hold harmless each present and former director and officer, employee and agent of the Company and its subsidiaries ("Indemnified Parties") to the fullest extent permitted by law for all claims, losses, damages, liabilities, costs, judgments and amounts paid in settlement, including advancement of expenses (including attorneys' fees) as incurred in respect of any threatened, pending or contemplated claim, action, suit or proceeding, whether criminal, civil, administrative or investigative, including, without limitation, any action by or on behalf of any or all security holders of the Company or by or in the right of the Company or the Surviving Corporation, or investigation relating to any action or omission by such party in its capacity as such (including service to any other entity, plan, trust or the like at the Company's request) occurring on or prior to the Effective Time (including, without, limitation, any that arise out of or relate to the transactions contemplated by the Merger Agreement). Further, the Parent has agreed to cause the Surviving Corporation to maintain in effect for not fewer than six years from the Effective Time the policies of directors' and officers' liability insurance most recently maintained by the Company (provided that the Surviving Corporation may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and containing terms and conditions no less advantageous, as long as such substitution does not result in gaps or lapses in coverage) with respect to claims arising from or related to matters occurring prior to the Effective Time; PROVIDED, HOWEVER, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 200% of the current annual premiums paid by the Company (the "Premium Amount") to maintain or procure insurance coverage pursuant to the Merger Agreement; and FURTHER PROVIDED that, if the Surviving Corporation is unable to obtain the insurance called for by the foregoing, the Surviving Corporation shall obtain as much comparable insurance as is available for the Premium Amount per year. The Merger Agreement provides that the Parent shall cause the Surviving Corporation to pay all expenses (including reasonable attorneys' fees) that may reasonably be incurred by any Indemnified Party in successfully enforcing the rights to

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which the  Indemnified Party  is  entitled under  the  Merger Agreement  or  the
Surviving Corporation's by-laws or is otherwise entitled. The Parent agrees that, should the Surviving Corporation fail to comply with the foregoing obligations, the Parent shall be responsible for those obligations.

    NO SOLICITATION OF OFFERS. From the date of the Merger Agreement until the termination thereof, the Company has agreed that it will not, and will not permit any of its subsidiaries or any of its or their officers, directors, employees, representatives, agents or affiliates, to, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance) or take any other action knowingly to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to an Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal, or authorize or permit any of its or their officers, directors or employees or any of its subsidiaries or investment banker, financial advisor, attorney, accountant or other representative retained by it, or any of its subsidiaries to take any such action; PROVIDED, HOWEVER, that nothing in the Merger Agreement prohibits the Board of Directors of the Company from furnishing information to, or entering into, maintaining or continuing discussions or negotiations with, any person or entity that (a) has made inquiries or proposals prior to the date of the Merger Agreement regarding an Acquisition Proposal or (b) makes an unsolicited Acquisition Proposal, if the Board of Directors of the Company, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent legal counsel), determines in good faith that such action is necessary for the Board of Directors of the Company to comply with its fiduciary duties to stockholders under applicable law and prior to taking such action, the Company (i) provides reasonable notice to the Parent to the effect that it is taking such action (unless the Board of Directors of the Company determines in good faith after consultation with and based upon the advice of independent legal counsel that giving such notice would breach the fiduciary duties of the Board in connection with an Acquisition Proposal that is more favorable to the stockholders of the Company than the Offer and the Merger (a "Superior Proposal")) and (ii) receives from such person or entity an executed confidentiality agreement in reasonably customary form. The Company has agreed to use reasonable efforts to keep the Parent informed of the status of any Acquisition Proposal (unless the Board of Directors of the Company determines in good faith after consultation with and based upon the advice of independent legal counsel that keeping the Parent so informed would breach the fiduciary duties of the Board in connection with a Superior Proposal). For purposes of the Merger Agreement, "Acquisition Proposal" means an inquiry, offer or proposal regarding any of the following (other than the transactions contemplated by the Merger Agreement with the Parent or the Sub) involving the Company or any of its subsidiaries: (w) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (x) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (y) any tender offer or exchange offer for 20 percent or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act of 1933 in connection therewith; or (z) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

    Prior to the consummation of the Offer, if the Board of Directors of the Company determines in good faith, after consultation with and based upon the advice of independent legal counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Board of Directors of the Company may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement and the Merger, approve or recommend a Superior Proposal or cause the Company to enter into an agreement with respect to a Superior Proposal. The Company shall provide reasonable notice to the Parent to the effect that it is taking such action. If the Company proposes to enter into an agreement with respect to any Superior Proposal, it shall concurrently with proposing such an agreement pay, or cause to be paid, the termination fee described in the next succeeding paragraph.

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    TERMINATION FEE.    The Company  has  agreed to  pay  the Parent  a  fee  in
immediately available funds equal to $6,000,000 upon the termination of the Merger Agreement (i) by the Parent, if the Board of Directors of the Company shall withdraw, modify or change its recommendation or approval in respect of the Merger Agreement or the Offer in a manner adverse to the Parent or the Board of Directors of the Company shall have recommended any proposal other than by the Parent or the Sub in respect of an Acquisition Proposal or (ii) by the Company to allow the Company to enter into an agreement in respect of an Acquisition Proposal.

STOCKHOLDERS AGREEMENT

    The following is a summary of the Stockholders Agreement, dated July 28, 1995 (the "Stockholders Agreement"), among the Parent, the Sub, and Marvin Samson, Agvar Chemicals Inc., Agnes Varis and Karl Leichtman (jointly), and Agnes Varis (each a "Stockholder" and collectively the "Stockholders"). Such summary is qualified in its entirety by reference to the text of the Stockholders Agreement, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference.

    TENDER OF SHARES. Pursuant to the Stockholders Agreement, each Stockholder has agreed to validly tender (and not withdraw) pursuant to and in accordance with the Offer, not later than the tenth business day after commencement of the Offer, the number of shares of Common Stock of the Company set forth opposite that Stockholder's name on Schedule 1 to the Stockholders Agreement (the "Existing Shares") beneficially owned by the Stockholder, plus any Shares issued to the Stockholder upon the exercise of Options. The Existing Shares, in the aggregate, constitute 2,871,132 Shares, or approximately 25.9% of the outstanding Shares. The Stockholders will have no obligation under the Stockholders Agreement to tender their Shares to the Parent after the earliest of (a) the termination, expiration, abandonment or withdrawal of the Offer, (b) December 30, 1995 and (c) the termination of the Merger Agreement in accordance with clause (a), (b), (c), (d), (e) or (h) set forth in Section 12 under "The Merger Agreement - Termination" in the Offer to Purchase. In addition, no Stockholder will have any such obligation in the event that the Parent or the Sub has taken any action with respect to or in connection with the Offer that pursuant to the provisions of the Merger Agreement, the Parent or the Sub is prohibited from taking without the prior written consent of the Company, unless such Stockholder has given its written consent to such action.

    VOTING OF SHARES. Each Stockholder has agreed that at any meeting of stockholders of the Company or in connection with any written consent of stockholders of the Company, that Stockholder shall vote (or cause to be voted) all the Shares beneficially owned by that Stockholder as of the applicable record date (other than Shares that are not outstanding) (a) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms of the Merger Agreement; (b) against any action or agreement that would result in a breach of any agreement of the Company under the Merger Agreement; and (c) against any other action that could reasonably be expected to interfere with, delay or otherwise adversely affect the Merger and the transactions contemplated by the Merger Agreement. The Stockholders will have no obligation to so vote their shares after the earlier of (a) December 30, 1995 and (b) the termination of the Merger Agreement in accordance with its terms. In addition, no Stockholder will have any such obligation following any decrease in, or change in the form of, the consideration payable to stockholders of the Company in the Merger, unless that Stockholder shall have given its consent to the decrease or change.

    STOCK OPTIONS. Each Stockholder has granted the Parent an irrevocable option (collectively, the "Stock Options") to purchase the number of Shares set forth opposite that Stockholder's name on Schedule 1 to the Stockholders Agreement (the "Option Shares") at a purchase price per Share equal to the price per Share payable in the Offer (the "Purchase Price"). If (a) the Offer is terminated, abandoned or withdrawn by the Parent or the Sub due to the failure of the conditions to the Offer set forth in clause (1) or in sub-clause (C),
(D), (F) or (G) of clause (iii) set forth in Section 14 of the Offer to Purchase, (b) the Offer is terminated, abandoned or withdrawn by the Parent or the Sub in a circumstance referred to in clause (d) set forth in Section 12 under "The Merger Agreement -

Termination" in the Offer to Purchase that involves a suit, action or proceeding by a party that has made an Acquisition Proposal or (c) the Offer is consummated but the Parent has not accepted for payment and paid for the aggregate number of Shares set forth opposite each Stockholder's name on Schedule 1 to the Stockholders Agreement and such non-acceptance and non-payment is not in contravention of the Parent's or the Sub's obligations under the Merger Agreement or the Offer, the Stock Options shall, in each case, become exercisable, in whole but not in part, upon the first to occur of any such event and remain exercisable in whole but not in part until 30 days after the date of the occurrence of that event, as long as: (y) all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") required for the purchase of the Option Shares upon such exercise shall have expired or been waived, and (z) there shall not be in effect any injunction or other order issued by any court or governmental, administrative or regulatory agency or authority prohibiting the exercise of the Stock Options.

    If the Parent exercises the Stock Options, the Stockholders Agreement provides that (i) the Parent shall, within 30 calendar days after the date of exercise, offer to all other stockholders of the Company the opportunity to sell their Shares to the Parent on the same terms with respect to the purchase of Shares upon the exercise of Stock Options, subject only to the conditions set forth in clauses (y) and (z) of the preceding paragraph and in sub-clause (I) of clause (iii) set forth in Section 14 of the Offer to Purchase, and (ii) if the amount of cash or fair value of consideration per share paid in that tender offer or otherwise (including, without limitation, in a merger) for the acquisition of Shares by the Parent or any of its affiliates at any time within 183 days after the purchase of Shares pursuant to the Stock Options exceeds the amount per Share paid upon the purchase of Shares pursuant to the Stock Options, the Parent shall promptly pay each Stockholder an amount equal to the product of that excess and the number of Shares sold by that Stockholder pursuant to the Stock Options.

    Anything in the Stockholders Agreement to the contrary notwithstanding, (i) no Stockholder shall have any obligation with respect to the grant of the Stock Options if the Stock Options have not been exercised in accordance with the Stockholders Agreement on or prior to December 30, 1995, and (ii) no Stock Option may be exercised in respect of the Option Shares of any Stockholder on or after the date, if any, on which such Stockholder has no obligation to tender Shares pursuant to the Offer by reason of the last sentence of the paragraph appearing under "Tender of Shares" above.

    If the Parent purchases Shares pursuant to the Stock Options, and, at any time(s) within 183 days after the consummation of the purchase, the Parent or any of its affiliates (as such term is defined in Rule 405 under the Securities Act of 1933) sells, exchanges or otherwise disposes of any of those Shares, or agrees to sell, exchange or otherwise dispose of any of those Shares, voluntarily or otherwise (including, without limitation, pursuant to a merger), and if the cash or fair value of the consideration per Share received in exchange exceeds the purchase price paid by the Parent for the Option Shares, then the Parent shall promptly pay or deliver an aggregate of 60% of that excess to the respective Stockholders pro rata in relation to the number of Shares sold by them pursuant to the Stock Options.

    NO SOLICITATION. Each Stockholder has agreed that, prior to December 31, 1995, such Stockholder shall not, in that Stockholder's capacity as such, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance), or take any other action knowingly to facilitate, any inquiries or the making of any proposal that constitutes, or reasonably may be expected to lead to, an Acquisition Proposal, or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal, or agree to or endorse an Acquisition Proposal, or authorize or permit any person or entity acting on behalf of that Stockholder to do any of the foregoing. If any Stockholder receives any inquiry or proposal regarding any Acquisition Proposal, that Stockholder shall promptly inform the Parent of that inquiry or proposal. The sole and exclusive remedy for any nonperformance or breach by any Stockholder or Stockholders of the no solicitation provisions of the Stockholders Agreement shall be an injunction or injunctions to prevent the breach of such provisions and/or to enforce specifically the terms of such provisions.

    RESTRICTIONS ON TRANSFER, ETC. Except as provided in the Stockholders Agreement, prior to the earliest of (a) December 31, 1995, (b) the termination, abandonment, withdrawal or consummation of the Offer under certain circumstances specified in the Stockholders Agreement or (c) the 30th day after the termination of the Merger Agreement in accordance with its terms, no Stockholder shall, directly or indirectly: (i) except for transfers to that Stockholder's family or trusts for the benefit of that Stockholder's family (provided that the transferee of the Shares agrees in writing, in form reasonably satisfactory to the Parent, to be bound by the terms of the Stockholders Agreement), offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any agreement, arrangement or understanding with respect to, or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of that Stockholder's Existing Shares or any interest in those Shares; or (ii) take any action (including the grant of any proxies or powers of attorney with respect to any Shares, the deposit of any Shares into a voting trust or the entry into a voting agreement with respect to any Shares) that would make any representation or warranty of that Stockholder in the Stockholders Agreement untrue in any material respect or have the effect of preventing or disabling that Stockholder from performing that Stockholder's obligations under the Stockholders Agreement.

BOLAR AGREEMENT

    Pursuant to an agreement dated as of December 31, 1985 among Marvin Samson, Agvar Chemicals Inc., Bolar Pharmaceutical Co., Inc. ("Bolar") and the Company (the "Bolar Agreement"), the Company was granted a right of first refusal to purchase from any other party to the agreement all Shares for which such party receives a bona fide third-party offer, for the same consideration as in the third-party offer. The other parties to the agreement were also granted an option, exercisable on a pro rata basis, to purchase such Shares, to the extent the Company fails to exercise its option. Pursuant to a letter agreement dated July 28, 1995, the parties to the Bolar Agreement, including Circa Pharmaceuticals, the successor to Bolar, waived any rights they may have had under the Bolar Agreement in connection with the Offer and the Merger. The Bolar Agreement expires in accordance with its terms on December 31, 1995.

CONFIDENTIALITY AGREEMENT

    The Parent and the Company entered into the confidentiality agreement, dated May 15, 1995 (the "Confidentiality Agreement"), a copy of which is filed as
Exhibit 4 hereto and incorporated herein by reference. Pursuant to the Confidentiality Agreement, the Parent agreed, among other things, that it would keep confidential certain information ("Evaluation Material") furnished to it by the Company and to use the Evaluation Material solely for the purpose of evaluating a business transaction between the Parent and the Company.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

    The Board of Directors has unanimously determined that the consideration to be paid for each Share in the Offer and the Merger is fair to the stockholders of the Company and that the Offer and the Merger are otherwise in the best interests of the Company and its stockholders, has approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

    A letter to the Company's stockholders communicating the Board's recommendation and a press release announcing the Merger Agreement and related transactions are filed herewith as Exhibits 5 and 6, respectively, and are incorporated herein by reference.

    (B) BACKGROUND REASONS FOR THE BOARD'S RECOMMENDATION.

    BACKGROUND. On August 2, 1994, Marvin Samson, President and Chief Executive Officer of the Company, and Jerry Wojta, President of Roxane Laboratories, Inc., a wholly owned subsidiary of Boehringer Ingelheim GmbH ("BI"), met at the request of Mr. Wojta to discuss on a preliminary basis a possible strategic alliance between the Company and BI.

    In September 1994, the Company and BI executed a confidentiality agreement pursuant to which each company agreed to keep confidential non-public information furnished to it by the other company. Following the execution of the confidentiality agreement, the Company and BI began to exchange information regarding their respective businesses and the terms and conditions of a possible strategic alliance. From the Fall of 1994 through the Spring of 1995, executive officers and directors of the Company had preliminary discussions with representatives of BI and its financial advisor, Arnhold and S. Bleichroeder, Inc. ("ASB"), concerning their interest in a strategic alliance and continued to exchange information about the Company's products, financial projections and strategic plans. On April 5, 1995, BI advised the Company that BI wished to commence formal discussions regarding a possible transaction with the Company.

    On April 12, 1995, Marvin Samson met with representatives of Bear, Stearns & Co. Inc. ("Bear Stearns") to discuss the Company's strategic options and the retention of Bear Stearns as the Company's financial advisor in connection with any acquisition transaction or strategic alliance that the Company might determine to pursue with any third party. On April 18, 1995, the Company executed an engagement letter with Bear Stearns, pursuant to which, among other things, Bear Stearns agreed to serve as the Company's financial advisor and, if requested by the Company, to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Shares in any transaction that might eventuate.

    On April 19, 1995, Marvin Samson and Agnes Varis, a director and the beneficial owner of approximately 14% of the outstanding Shares, met with representatives of Bear Stearns, BI and ASB. At that meeting, BI orally expressed its interest in pursuing the possible acquisition of the Company in a transaction in which stockholders of the Company would receive approximately $17.00 per Share in cash. BI's expression of interest was understood by the Company to be subject to, among other things, the satisfactory completion by BI of a due diligence investigation of the Company, receipt of necessary approvals of the respective boards of directors and stockholders of BI and the Company and the preparation, negotiation and execution of mutually satisfactory definitive documentation. Following the meeting, representatives of the Company and BI had several telephone discussions regarding the consideration that would be paid to the Company's stockholders in the event the Company and BI were to conclude an agreement with respect to BI's acquisition of the Company.

    On May 2, 1995, Marvin Samson, Agnes Varis and Dr. Allen Misher, a director of the Company, met with representatives of Bear Stearns, BI and ASB to discuss BI's interest in acquiring the Company, possible acquisition structures and the potential range of the consideration BI might be willing to pay to the Company's stockholders for their Shares. This meeting was followed, on May 8, 1995, by a telephone conversation between Marvin Samson and Jerry Wojta, in which Mr. Wojta indicated BI had an interest in pursuing discussions regarding the acquisition of the Company at a price of $18.00 per Share in cash.

    In recent years, the Company and the Parent have engaged in ordinary course business transactions involving sales of the Company's products to the Parent. From time to time, Martin Sperber, the Chairman and Chief Executive Officer of the Parent, and Marvin Samson have had general discussions regarding their two companies. On May 8, 1995, at the Parent's request, Marvin Samson held a meeting with Mr. Sperber to discuss the Parent's potential interest in acquiring the Company. Mr. Samson and Mr. Sperber had a telephone conversation on May 12, 1995 to further discuss the Parent's interest in pursuing such a transaction.

    On May 9, 1995, Mr. Samson held a telephone conference with the Company's Board of Directors to review recent developments concerning the indications of interest that the Company had received from BI, the Parent and other third parties.

    The Company and the Parent executed the Confidentiality Agreement, dated May 15, 1995. On May 17, 1995, Marvin Samson, Agnes Varis and representatives of Bear Stearns met with Martin Sperber, Richard L. Goldberg, a director of the Parent and a partner in the law firm serving as the Parent's legal counsel, and Harold Tanner of Tanner & Co., the Parent's financial advisor, to discuss the Parent's interest in the Company. At this meeting, the Parent orally indicated it was prepared to offer $19.50 per Share in cash, was prepared to discuss structural issues and wished to commence a due diligence review of the Company as promptly as practicable. On May 18, 1995, the Parent furnished a due diligence request list to the Company.

    On May 19, 1995, Werner Gerstenberg and Sheldon Berkle of BI called Marvin Samson to advise him that BI was interested in acquiring the Company at a cash price of $19.00 per Share and to request that BI be permitted to commence a due diligence investigation of the Company. The Company granted BI's request and BI's due diligence investigation was conducted at the Company's offices and at the offices of the Company's legal counsel from May 21, 1995 through May 27, 1995.

    On May 19, 1995, Mr. Samson again held a telephone conference with the Company's Board of Directors to discuss the status of the various indications of interest received by the Company.

    On May 25, 1995, the Company's Board of Directors held a regularly scheduled meeting. During the meeting, Mr. Samson reported that he had been advised by BI that its due diligence review of the Company had been substantially completed. Mr. Samson also expressed his concern about the competitive risks that would be necessarily involved in granting all of the Parent's due diligence requests, especially in light of the fact that the Company had no assurances that the Parent had arranged committed financing in an amount necessary to acquire the Company.

    On May 30, 1995, the Company, as a result of the status of its discussions with BI and the Parent and market activity regarding the Shares, issued a press release stating that it had received indications of interest from several parties relating to an acquisition of the Company at a price in the $19.00 range and that the Company had retained Bear Stearns to assist the Company in its review of the various proposals.

    On May 31, 1995, Martin Sperber sent a letter to Marvin Samson reaffirming the Parent's interest in pursuing the acquisition of the Company at a price of $19.50 per Share. In his letter, Mr. Sperber also stated that financing was not a condition for the acquisition and requested that the Parent be permitted to commence its due diligence review as promptly as practicable. Mr. Sperber also noted in his letter that the Parent would be prepared to offer a higher price if the Company could show that greater values existed.

    Prior to and following the issuance of the Company's press release on May 30, 1995, the Company and representatives of Bear Stearns engaged in discussions and/or met with several third parties (and their representatives) in addition to BI and the Parent to determine whether they had an interest in acquiring the Company on terms that might be attractive to the Company's Board of Directors. These third parties included Baxter Healthcare Corp., Ivax Corporation, Marion Merrell Dow, Inc., Mylan Pharmaceuticals, Inc., Teva Pharmaceutical Industries Ltd. and Watson Laboratories, Inc. Certain of these third parties were furnished with confidential information. A number of these third parties indicated an interest in pursuing an acquisition that would involve the receipt of stock of the third party by the Company's stockholders in payment for their Shares, including a written expression of interest from Mylan at $20.50 per share in Mylan stock. At the May 25, 1995 meeting of the Company's Board of Directors, the directors discussed their lack of support for a stock-for-stock transaction with the third parties that had expressed such an interest and their general desire to obtain cash for the Company's stockholders if the Company were to be acquired. None of these third parties at any time prior or subsequent to the issuance of the Company's May 30 press release indicated an interest in pursuing an acquisition of the Company at a price in excess of $21.00 per share and none of the contacts with third parties other than BI and the Parent led to substantive negotiations.

    Following the Company's May 30, 1995 press release, at the Company's request, Bear Stearns advised all interested parties, including BI and the Parent, that the Company generally favored a cash transaction, that the proposals theretofore received by the Company should be improved, that timing was important, and that any proposal should have committed financing and be in writing and include the party's due diligence requests.

    On June 1, 1995, the Company received a letter from the Parent indicating that, assuming that the due diligence materials would justify a higher price, it was interested in an acquisition at a price of $21.00 per Share or perhaps higher. On June 1, 1995, representatives of the Parent and of the Company had an extensive telephone conversation to respond to the Parent's questions regarding the Company's historical financial statements, outstanding litigation involving the Company and the Company's financial forecasts previously delivered to the Parent. The Company declined to respond to the Parent's questions involving the Company's new products under development until the Company received confirmation that the Parent had arranged committed financing in amounts sufficient for an acquisition of the Company.

    On June 3, 1995, the Company's Board of Directors held a special meeting at which representatives of Bear Stearns and the Company's legal counsel were present to discuss the proposals of BI and the Parent and the other indications of interest received from third parties. Counsel reviewed for the Board of Directors its comments on a draft merger agreement submitted by BI. The Board also reviewed the status of discussions with the Parent and the Company's requests that the Parent provide evidence to the Company of the Parent's ability to finance an acquisition of the Company prior to granting the Parent access to proprietary information relating to the Company's products in development.

    On June 7, 1995, a representative of Tanner & Co. delivered to the Company and its advisors a copy of an executed commitment letter received by the Parent from Chemical Bank and Chemical Securities Inc. relating to the financing of the Parent's proposed acquisition of the Company. On the same day, representatives of the Parent and the Company also held a telephone conference with a representative of Bayer Corporation ("Bayer"), a substantial shareholder of the Parent, during which the Company's representatives were advised that Bayer would be willing to provide the Parent with any necessary "bridge" financing in connection with the Parent's acquisition of the Company.

    On June 8, 1995, the Parent's financial advisor delivered to the Company's counsel drafts of the Merger Agreement and Stockholders Agreement.

    Between June 3, 1995 and June 21, 1995, the Company, its counsel and representatives of Bear Stearns had numerous discussions with representatives of the parties that had indicated an interest in the Company and the circumstances under which the Company's Board of Directors might be willing to support an acquisition proposal.

    On June 11, 1995, at the request of Martin Sperber, Marvin Samson furnished the Parent with a list of matters related to the Company's operations in the event the Company were to be acquired by the Parent. On June 19, 1995, Marvin Samson and Agnes Varis met with Martin Sperber and Dariush Ashrafi, the Senior Vice President and Chief Financial Officer of the Parent, to discuss the Company's requests regarding post-acquisition operations of the Company.

    On June 21, 1995, the Company's Board of Directors held a special meeting to discuss the draft merger agreements submitted by BI and the Parent as well as the status of discussions with BI and the Parent and other interested parties. Mr. Samson reported that BI's senior management was meeting with representatives of BI's stockholders in an effort to finalize BI's proposal to acquire the Company.

The Board, following its review of information regarding financing previously supplied by the Parent, also decided to allow the Parent to move forward with its due diligence investigation and to advise the Parent of the Company's comments on the draft merger agreement submitted by the Parent.

    On June 27, 1995, the Company held a special meeting of its Board of Directors at which representatives of Bear Stearns and counsel to the Company were present. Mr. Samson advised the Board of Directors that in a telephone conversation that morning with a representative of BI he had been advised that BI had determined not to proceed with its proposal to acquire the Company. The Board reviewed the remaining pending indications of interest and determined to proceed in an orderly and thorough fashion to meet with all interested parties and provide them with an opportunity to conclude their due diligence review of the Company.

    Between June 27, 1995 and July 25, 1995, the Company continued its discussions with the parties that had expressed an interest in acquiring the Company.

    Starting on July 18, 1995, representatives of the Company and the Parent and their respective counsel and financial advisors negotiated the terms of the Merger Agreement and related matters. During these negotiations, representatives of the Parent stated that its proposal was conditioned upon Marvin Samson, Agnes Varis and the other Stockholders agreeing to tender their Shares pursuant to the Parent's proposed tender offer, granting the Parent an option to purchase substantially all of their Shares if the Offer were to terminate without the Parent purchasing any Shares for certain specified reasons and agreeing to vote their Shares in favor of the Merger. Representatives of the Parent also stated that their proposal was conditioned upon Marvin Samson entering into an employment agreement with the Company on mutually satisfactory terms for an initial term of five years. On July 19, 1995, a draft of the Employment Agreement was furnished by the Parent and following such time, the terms of the Stockholders Agreement and the Employment Agreement were negotiated by the parties thereto and their respective counsel.

    Starting in the morning of July 28, 1995, the Company's Board of Directors met to consider the Parent's offer of $21.00 per Share. The terms of the proposed transaction and the related Merger Agreement, Stockholders Agreement and Employment Agreement were presented to and reviewed by the Company's Board of Directors. Representatives of Bear Stearns and legal counsel made presentations to the Board of Directors. Bear Stearns delivered its opinion as to the fairness, from a financial point of view, of the $21.00 per Share cash consideration offered by the Parent to the public stockholders of the Company.

    After discussion, the Company's Board of Directors unanimously decided to proceed with the sale of the Company and to accept the Parent's offer for the reasons described below, and it approved the Merger Agreement and the transactions contemplated thereby and unanimously recommended that stockholders accept the Offer and tender their Shares pursuant thereto. The Board of Directors also unanimously (with Marvin Samson and Agnes Varis abstaining) voted to waive the restrictions imposed by Section 203 of the Delaware General Corporation Law in connection with the transactions contemplated by the Stockholders Agreement for the reasons described below, and, with Marvin Samson abstaining, voted to approve the terms of the Employment Agreement.

    The Company and the Parent entered into the Merger Agreement on the night of July 28, 1995 and, on July 29, 1995, the Company and the Parent issued a press release announcing that they had entered into the Merger Agreement.

    REASONS FOR THE TRANSACTION; FACTORS CONSIDERED BY THE BOARD. In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including:

         1. the financial and other terms and conditions of the Offer and the Merger Agreement;

         2. the presentation of Bear Stearns at the July 28, 1995 Board of Directors' meeting and the opinion of Bear Stearns (the "Opinion") to the effect that, as of the date of its Opinion and based upon and subject to certain matters stated therein, the $21 per Share cash consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair, from a financial point of view, to the public stockholders of the Company. The full text of the Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Bear Stearns, is attached hereto as Exhibit 7 and is incorporated herein by reference. Stockholders are urged to read the Opinion carefully in its entirety;

         3. the fact that the structure of the acquisition of the Company by the Parent as provided for in the Merger Agreement involves a cash tender offer for all outstanding Shares to be commenced within five business days of the public announcement of the Merger Agreement to be followed as promptly as practicable by a merger for the same consideration, thereby enabling the Company's stockholders to obtain cash for their Shares at the earliest possible time;

         4. the fact that the Merger Agreement, which prohibits the Company, its subsidiaries and their respective officers, directors, employees, representatives, agents or affiliates from initiating, soliciting or knowingly encouraging any potential Acquisition Proposal (as defined in the Merger Agreement) does permit the Company to furnish non-public information to, or to enter into, maintain or continue discussions and negotiations with, any person or entity that (a) has made inquiries or proposals prior to the date of the Merger Agreement regarding an Acquisition Proposal or (b) makes an unsolicited inquiry, offer or proposal relating to an Acquisition Proposal after the date of the Merger Agreement, if the Board of Directors, after consultation with and based upon the advice of counsel, determines that it is necessary to do so in the exercise of its fiduciary duties;

         5. the fact that in the event that the Board decided to accept an Acquisition Proposal by a third party, the Board may terminate the Merger Agreement and pay the Parent a termination fee of $6,000,000 million (or approximately $.54 per outstanding Share). The Board, after considering, among other things, the advice of Bear Stearns, did not believe that such termination provision would be a significant deterrent to a higher offer by a third party interested in acquiring the Company;

         6. the fact that the obligations of the Parent and the Sub to consummate the Offer and the Merger pursuant to the terms of the Merger Agreement are not conditioned upon financing;

         7. the fact that on May 30, 1995, the Company issued a press release that stated that the Company had received indications of interest from several parties regarding an acquisition of the Company in the $19 per Share range; and the fact that neither prior nor subsequent to such press release did any other party indicate a willingness to pursue an acquisition of the Company for a cash price in excess of the $21 per Share price offered by the Parent;

         8. the fact that Marvin Samson, a founder of the Company and the President and Chief Executive Officer of the Company and the beneficial owner of approximately 14% of the outstanding Shares and Agnes Varis, a founder and a director of the Company and also the beneficial owner of approximately 14% of the outstanding Shares, were willing to enter into the Stockholders Agreement pursuant to which they agreed to tender substantially all of their Shares pursuant to the Offer and vote their Shares in favor of the Merger; it being noted by the Board of Directors of the Company that the Stockholders will be treated the same as all other stockholders in the Offer and the Merger and that if the Offer were terminated and the Stock Options granted by the Stockholders to the Parent were exercised, the Parent has agreed to make an offer to all of the other stockholders of the Company to purchase their Shares on the same terms;

         9. the fact that the terms of Merger Agreement and the Stockholders Agreement should not unduly discourage other third parties from making bona fide proposals subsequent to signing the Merger Agreement and, if any such proposal were made, the Company, in the exercise of its fiduciary duties, could determine to provide information to and engage in negotiations with any other third party;

        10. the historical market price of, and recent trading activity in, the Shares, particularly the fact that the Offer and the Merger will enable the stockholders of the Company to realize a premium of 42.4% over the closing price of the Shares on the last trading day prior to the public announcement on May 30, 1995 that the Company had received indications of interest relating to the possible acquisition of the Company; information with regard to the financial condition, results of operations, competitive position, business and prospects of the Company, as reflected in the Company's projections, current economic and market conditions (including current conditions in the industry in which the Company is engaged) and the going concern value of the Company; the Board did not consider the liquidation of the Company as a viable course of action, and, therefore, no appraisal or liquidation values were sought for purposes of evaluating the Offer and the Merger;

        11. the possible alternatives to the Offer and the Merger, including, without limitation, continuing to operate the Company as an independent entity and the risks associated therewith;

        12. the familiarity of the Board of Directors with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which it operates;

        13. the compatibility of the business and operating strategies of the Parent and the Company; and

        14.  the  regulatory  approvals  required  to  consummate  the   Merger,
    including,   among  others,  antitrust  approvals,  and  the  prospects  for receiving such approvals.

    The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed their position and recommendation as being based on the totality of the information presented to and considered by it.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Bear Stearns was retained to assist the Company in considering and reviewing alternatives to enhance stockholder value, including a possible sale of the
Company. Bear Stearns will receive upon the purchase of Shares by the Parent pursuant to the Offer total compensation equal to 1% of the value of the Offer and the Merger, or approximately $2.4 million (the "Transaction Fee"). Bear Stearns is being paid a fee of $300,000 for its Opinion, which amount will be credited against the Transaction Fee. The Company incurred the obligation to pay $100,000 of the Opinion fee on the first public reference to the Opinion and the balance will be due on the closing of the Offer. The Company also has agreed to reimburse Bear Stearns for its out-of-pocket expenses, including fees of its legal counsel and other advisors who may be retained with the Company's consent, and to indemnify Bear Stearns (and its officers, directors, employees, controlling persons and agents) against certain liabilities arising out of or in connection with Bear Stearns' engagement. The terms of the Company's engagement of Bear Stearns are set forth in a letter agreement dated April 18, 1995.

    Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares beneficially owned by them (other than Shares issuable upon exercise of stock options, Shares that may be donated to charitable organizations and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act).

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or divided policy of the Company.

    (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8  ADDITIONAL INFORMATION TO BE FURNISHED.

    CERTAIN LITIGATION. On July 31, 1995, a self-styled class action complaint was filed by a purported stockholder of the Company in the Delaware Chancery Court on behalf of all holders of the Shares. The Company, Marvin Samson, Judith
U. Arnoff, Agnes Varis, Barry Waxman, Allen Misher, Gus Blass (together, the "Directors") and the Parent were named as defendants. In the suit, entitled HARBOR FINANCE PARTNERS v. MARVIN SAMSON, ET. AL., Civil Action No. 14447, the plaintiff has alleged, among other things, that in connection with the Directors' approval of the Merger Agreement, the Directors breached their fiduciary duties and failed to attempt to maximize shareholder value. The suit seeks, among other things, (i) a declaratory judgment that the defendants have breached their fiduciary duties, or aided and abetted breaches of such duties,
(ii) an order preliminarily and permanently enjoining the defendants from proceeding with or consummating the transaction, (iii) in the event the transaction is consummated, rescission thereof, (iv) an order directing defendants to account for all profits realized, and, pending such accounting, imposition of a constructive trust, (v) an order permitting a stockholders' committee consisting of class members and their representatives to participate in any process undertaken in connection with the sale of the Company, and (vi) damages, costs and disbursements of the action. The Company believes that the allegations are without merit and defendants intend to vigorously defend the action.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.
- -----------
Exhibit 1    Agreement  and  Plan  of Merger,  dated  July 28,  1995,  among Marsam  Pharmaceuticals  Inc., Schein
             Pharmaceutical, Inc. and SM. Acquiring Co., Inc.
Exhibit 2    Stockholders Agreement, dated July  28, 1995, among Schein  Pharmaceutical, Inc., SM. Acquiring  Co.,
             Inc. and certain stockholders named therein.
Exhibit 3    Employment  Agreement, dated  as of  July 28,  1995, between  Marsam Pharmaceuticals  Inc. and Marvin
             Samson.
Exhibit 4    Confidentiality Agreement,  dated  May  15,  1995 between  Marsam  Pharmaceuticals  Inc.  and  Schein
             Holdings, Inc.
Exhibit 5    Letter to Stockholders of Marsam Pharmaceuticals Inc., dated August 4, 1995.
Exhibit 6    Press Release, dated July 29, 1995, issued by Marsam Pharmaceuticals Inc.
Exhibit 7    Opinion of Bear, Stearns & Co. Inc. dated July 28. 1995.*

- ------------------------
* Attached hereto as Annex A.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 1995
                                          By /s/ Marvin Samson
                                          --------------------------------------
                                            Title: President and Chief Executive
                                          Officer

                                                                      SCHEDULE I
                          MARSAM PHARMACEUTICALS INC.
                           Building 31, Olney Avenue
                             Cherry Hill, NJ 08003
                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

    The Information Statement is being mailed on or about August 4, 1995 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). You are receiving this Information Statement in connection with the possible election of persons designated by the Parent to a majority of the seats on the Board of Directors of the Company. The Merger Agreement requires the Company to take all action necessary to cause the Parent Designees (as defined below) to be elected to the Board of Directors under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See "General Information Regarding the Company". You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

    Pursuant to the Merger Agreement, the Parent commenced the Offer on August 4, 1995. The Offer is scheduled to expire at 12:00 Midnight on September 1, 1995, unless the Offer is extended.

    The information contained in this Information Statement (including information incorporated by reference) concerning the Parent, the Sub and the Parent Designees has been furnished to the Company by the Parent, and the Company assumes no responsibility for the accuracy or completeness of such information. Certain capitalized terms used but not defined in this Information Statement have the meanings ascribed to them in the Schedule 14D-9.

GENERAL INFORMATION REGARDING THE COMPANY

    The Shares are the only class of voting securities of the Company. Each Share entitles its record holder to one vote. As of July 26, 1995, there were 11,084,137 Shares outstanding and 1,166,649 Shares reserved for issuance upon the exercise of certain options outstanding.

ELECTION OF DIRECTORS

    The Merger Agreement provides that, promptly upon the purchase by the Parent of such number of Shares that represents a majority of the outstanding Shares on a fully diluted basis, the Company, the Parent and the Sub will, subject to the provisions of Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act, use all reasonable efforts necessary to cause the persons designated pursuant to or listed on schedule 2.5 of the Merger Agreement to comprise the entire Board of Directors of the Company. Schedule 2.5 of the Merger Agreement provides for a seven-person Board of Directors, of which three individuals are to be designated by the Parent and one individual is to be an employee of Bayer Corporation or any of its affiliates (other than the Parent and its subsidiaries) to be designated by the Parent (subject to the approval of Marvin Samson, not to be unreasonably withheld). Such four individuals hereinafter are referred to as the "Parent Designees." The other three individuals listed on schedule 2.5 are Marvin Samson, Agnes Varis and Dr. Allen Misher (collectively the "Continuing Directors"), each of whom currently serves as a director of the Company.

    It is expected that the Parent Designees may assume office at any time following the purchase by the Parent of a majority of the outstanding Shares on a fully diluted basis pursuant to the Offer, which purchase cannot be earlier than September 1, 1995, and that, upon assuming office, the Parent Designees together with the Continuing Directors will thereafter constitute the entire Board of Directors of the Company.

    Biographical   information  concerning  each  of  the  Parent  Designees  is presented below.

PARENT DESIGNEES

    The Parent has informed the Company that the Parent Designees shall be the persons set forth in the following table. The following table sets forth the name, age, present principal occupation or employment and five-year employment history for each of the persons who the Parent designated pursuant to Schedule 2.5 of the Merger Agreement as the Parent Designees. The business address of each such person is 100 Campus Drive, Florham Park, New Jersey 07932, and each such person is a citizen of the United States.

                                                                    PRESENT PRINCIPAL OCCUPATION
                                                                     OR EMPLOYMENT AND FIVE-YEAR
NAME AND BUSINESS ADDRESS           AGE                                  EMPLOYMENT HISTORY
- ------------------------------      ---      ---------------------------------------------------------------------------
Martin Sperber................          63   Director,  Chairman of the Board, President  and Chief Executive Officer of
                                             the Purchaser (1985-Present).
Dariush Ashrafi...............          48   Senior Vice President  and Chief  Financial Officer of  the Purchaser  (May
                                             1995-Present);  formerly Senior Vice President  and Chief Financial Officer of Warnaco, Inc. (1990-May 1995);  previously, Audit Partner, Arthur  Young
                                             (now, Ernst & Young LLP) (more than five years).
Paul Feuerman.................          35   General Counsel of the Purchaser (December 1991-Present) and Vice President
                                             (December   1992-Present);  formerly  Associate,  Proskauer  Rose  Goetz  &
                                             Mendelsohn (December 1990-December 1991).
David Ebsworth*...............          41   Director of the  Purchaser (1994-Present); President  and General  Manager,
                                             North  American Pharmaceutical Group, Bayer Corporation (1995-Present); and
                                             other senior management positions, Bayer AG (1983-Present)

- ------------------------

* Mr. Ebsworth is a citizen of the United Kingdom.

    The Parent has advised the Company that, to the best knowledge of the Parent, none of the Parent Designees currently is a director of or holds any position with the Company, and except as disclosed in the Offer to Purchase, none of the Parent Designees, other than Martin Sperber who currently owns 3,125 Shares (which he advised the Company he intends to sell in the Offer), beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Commission, except as may be disclosed in the Offer to Purchase. The Parent has also informed the Company that certain Parent Designees and/or their respective associates may also be directors or officers of other companies and organizations that have engaged in transactions with the Company or its subsidiaries in the ordinary course of business since January 1, 1994, and that the Purchaser believes that the interest of such persons in such transactions is not of material significance.

    The Parent has advised the Company that each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding
(excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or findings any violation of such laws.

THE CURRENT MEMBERS OF THE BOARD AND
 EXECUTIVE OFFICERS OF THE COMPANY

    Currently, the Company's Board of Directors is divided into three classes serving staggered three-year terms, the term of one class of directors to expire each year. The following table sets forth the name, age and business address of each current director, the year in which such director first became a director of the Company, the principal occupation of such director during the past five years and, as of

August 1, 1995, any other directorships held by such director in any company subject to the reporting requirements of the Exchange Act or in any company registered as an investment company under the Investment Company Act of 1940, as amended.

                                    HAS BEEN A
                                     DIRECTOR       TERM
        NAME               AGE         SINCE       EXPIRES              POSITION(S) WITH THE COMPANY
- ---------------------      ---      -----------  -----------  ------------------------------------------------
CLASS II DIRECTOR
Agnes Varis                    65         1985         1998   Director
Barry Waxman                   56         1990         1998   Director
CLASS III DIRECTOR
Marvin Samson                  54         1985         1996   President, Treasurer and Director
Allen Misher                   62         1992         1996   Director
CLASS I DIRECTOR
Gus Blass, II                  72         1992         1997   Director
Judith U. Arnoff               49         1992         1997   Vice President, Secretary and Director

    The executive officers of the Company as of August 1, 1995 are as follows:

        NAME                                 POSITION WITH THE COMPANY                            AGE
- ---------------------  ---------------------------------------------------------------------      ---
Marvin Samson          President, Chief Executive Officer, Treasurer and Director                     54
Judith U. Arnoff       Vice President, Secretary and Director                                         49
Richard A. Baron       Vice President, Finance and Chief Financial Officer                            39

    Ms. Varis has served, for many years, as President of Agvar Chemicals Inc., a privately-owned supplier of bulk pharmaceutical active ingredients. She is also a director of Copley Pharmaceutical, Inc.

    Mr. Waxman has been a private investor since February 1991. Previously, he was an executive officer of Finard & Company, a real estate development and management company, from June 1987. Prior to this time, he actively engaged in the practice of law for many years. Mr. Waxman is Mr. Samson's brother-in-law.

    Mr. Samson is a founder of the Company and has served as President and Chief Executive Officer and a Director of the Company since its organization in early 1985 and as its Treasurer since November 1986. He is also a director of Community National Bank of New Jersey.

    Dr. Misher has been President Emeritus of the Philadelphia College of Pharmacy and Science since January, 1995, previous to which he served as its President since 1984. He is also a director of U.S. Healthcare, Inc., U.S. Bioscience, Inc. and Cortech, Inc.

    Mr. Blass has been, for more than the past five years, a general partner of Capital Properties, Ltd., a real estate investment company. He is also a director of Worthen Bank and Trust Company.

    Mrs. Arnoff has served as Vice President of the Company since 1985, as its Secretary since November 1986 and as a Director since 1992. She served as Chief Financial Officer of the Company from November 1986 until September 1994.

    Mr. Baron has served as Vice President and Chief Financial Officer of the Company since September 1994. Prior to September 1994, Mr. Baron served as a Director in the Financial Advisory Services consulting group at Coopers & Lybrand.

    Except as noted above, there are no family relationships among any of the Company's executive officers or directors. There are no arrangements or understandings between any executive officer and any other person pursuant to which such person was selected as an officer (although Mr. Samson is party to an employment agreement with the Company providing for his employment as the President and Chief Executive Officer of the Company).

                        SECURITY OWNERSHIP OF MANAGEMENT

    The following table sets forth as of the close of business on August 3, 1995 certain information with respect to the holdings of each director and executive officer of the Company and all directors and officers as a group. Each of the persons listed below has sole voting and investment power with respect to such Shares, unless otherwise indicated.

                                                                                  AMOUNT AND NATURE OF
NAME OF BENEFICIAL OWNER OR                                                       BENEFICIAL OWNERSHIP   PERCENT OF
PERSONS IN GROUP                                                                    OF COMMON STOCK         CLASS
- --------------------------------------------------------------------------------  --------------------  -------------
Marvin Samson...................................................................       1,582,941(1)           14.3%
Agnes Varis.....................................................................       1,532,879(2)           13.9%
Gus Blass, II...................................................................         143,450(3)            1.3%
Judith U. Arnoff................................................................         114,550(4)            1.0%
Allen Misher....................................................................          14,438(5)              *
Barry Waxman....................................................................           8,438(6)              *
Richard A. Baron................................................................           6,250(7)          --
All directors and officers as a group (7 persons)...............................       3,402,946(8)           30.7%

- ------------------------
* Less than 1%.

(1) Includes options to purchase 32,500 Shares which are exercisable at present or become exercisable within 60 days.

(2) Includes 1,422,566 Shares owned by Agvar Chemicals Inc. of which Ms. Varis is the sole stockholder, President and a director. Ms. Varis may be deemed to have sole voting and investment power with respect to the Shares held of record by Agvar Chemicals Inc. Includes options to purchase 12,188 Shares which are exercisable at present or become exercisable within 60 days.

(3) Includes 14,825 Shares owned by Mr. Blass' wife, as to which he disclaims beneficial ownership, 75,000 Shares held of record by a partnership of which Mr. Blass is a general partner and Shares voting and investment power with respect to those Shares, and options to purchase 7,500 Shares which are exercisable at present or become exercisable within 60 days and also includes 92,500 Shares held jointly by Ms. Varis and her husband.

(4) Includes options to purchase 32,500 Shares which are exercisable at present or become exercisable within 60 days.

(5) Includes options to purchase 4,687 Shares which are exercisable at present or become exercisable within 60 days.

(6) Includes options to purchase 8,438 Shares which are exercisable at present or become exercisable within 60 days. Does not include 600 Shares in a trust of which Mr. Waxman's wife is trustee for the benefit of an adult child, as to which Mr. Waxman disclaims beneficial ownership.

(7) Includes options to purchase 6,250 Shares which are exercisable within 60 days.

(8) Includes options to purchase 104,063 Shares which are exercisable at present or become exercisable within 60 days.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table sets forth, for the Company's last three years, the cash compensation paid by the Company, as well as certain other compensation paid or accrued for those years, to the Company's executive officers.

                                                    ANNUAL COMPENSATION
                                             ----------------------------------
                                                                   OTHER ANNUAL
NAME AND                              FISCAL                        COMPENSA-
PRINCIPAL POSITION                    YEAR   SALARY ($) BONUS ($)  TION ($)(1)
- ------------------------------------  -----  ---------  ---------  ------------
Marvin Samson ......................  1994    316,214         --          --
 President, Treasurer and Director    1993    264,322         --          --
                                      1992    249,637         --          --
Judith U. Arnoff ...................  1994    180,779         --          --
 Vice President, Secretary and        1993    167,038         --          --
 Director                             1992    149,846         --          --
Richard A. Baron ...................  1994     44,550 (3)       --        --
 Vice President and Chief Financial   1993         --         --          --
 Officer                              1992         --         --          --

                                             LONG TERM COMPENSATION
                                      -------------------------------------

                                               AWARDS
                                      -------------------------   PAYOUTS
                                       RESTRICTED    SECURITIES  ----------   ALL OTHER
NAME AND                                  STOCK      UNDERLYING     LTIP      COMPENSA-
PRINCIPAL POSITION                    AWARD(S) ($)   OPTIONS ($) PAYOUTS ($) TION ($)(2)
- ------------------------------------  -------------  ----------  ----------  ------------
Marvin Samson ......................         --            --         --          25,308
 President, Treasurer and Director           --        20,000         --          26,597
                                             --        40,000         --          25,145
Judith U. Arnoff ...................         --            --         --             250
 Vice President, Secretary and               --        20,000         --              --
 Director                                    --        40,000         --              --
Richard A. Baron ...................         --        25,000         --              --
 Vice President and Chief Financial          --            --         --              --
 Officer                                     --            --         --              --

- ----------------------------------

(1) The Company provides certain personal benefits to its executive officers which did not exceed the lesser of $50,000 or 10% of the cash compensation received by such individuals.

(2) The amounts reflect the Company's matching contributions under its 401(k) Employee Retirement Plan. In the case of Mr. Samson, the amount is principally the premium paid by the Company pursuant to an agreement between the Company and a trust created by Mr. Samson, under which the trust has purchased a split dollar life insurance policy on the lives of Mr. Samson and his wife, Elaine Samson, having death benefits aggregating $5,000,000, which are payable to the beneficiaries designated in Mr. Samson's trust. Under the agreement, the Company pays the annual premiums on the policy, minus a sum equal to the lesser of the applicable one-year term premium cost computed under Internal Revenue Service Revenue Ruling 55-747 or the cost of comparable one-year term life insurance in the amount of the policy. The Company has a security interest in the death benefit of the policy to the extent of the sum of all premium payments made by the Company. This arrangement is designed so that, if the assumptions made as to mortality experience, policy dividends and other factors are realized, upon the later of Mr. or Mrs. Samson's death or the surrender of the policy, the Company will recover all insurance premium payments made by the Company pursuant to such agreement.

(3)   Mr. Baron's employment by the Company commenced August 10, 1994.

STOCK OPTION GRANTS

    The following table sets forth information concerning the grant of stock options under the Company's 1993 Stock Option Plan to the Company's three executive officers during 1994:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                  POTENTIAL
                             INDIVIDUAL GRANTS                               REALIZATION VALUE AT
- ---------------------------------------------------------------------------  ASSUMED ANNUAL RATES
                        NUMBER OF    % OF TOTAL                                 OF STOCK PRICE
                       SECURITIES      OPTIONS                                 APPRECIATION FOR
                       UNDERLYING    GRANTED TO    EXERCISE OR                   OPTION TERM
                         OPTION     EMPLOYEES IN   BASE PRICE   EXPIRATION   --------------------
        NAME           GRANTED(#)    FISCAL YEAR     ($/SH.)       DATE        5%($)     10%($)
- ---------------------  -----------  -------------  -----------  -----------  ---------  ---------
Marvin Samson              --            --            --           --          --         --
Judith U. Arnoff           --            --            --           --          --         --
Richard A. Baron           25,000          17.6%    $   11.00       8/9/04      69,178    175,312

STOCK OPTION EXERCISES AND HOLDINGS

    The following table sets forth information related to options exercised during 1994 by the Company's executive officers, and the number and value of options held by each of them at December 31, 1994:

                      AGGREGATED OPTION EXERCISES IN LAST
                      FISCAL YEAR AND FY-END OPTION VALUES

                                                        NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                       UNDERLYING UNEXERCISED     IN-THE- MONEY OPTIONS AT
                          SHARES                        OPTIONS AT FY-END(#)             FY-END($)
                        ACQUIRED ON       VALUE      --------------------------  --------------------------
        NAME             EXERCISE      REALIZED(#)   EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
- ---------------------  -------------  -------------  -----------  -------------  -----------  -------------
Marvin Samson                5,625          1,406        27,813        35,938        24,063        24,063
Judith U. Arnoff             4,500          1,125        27,813        35,938        24,063        24,063
Richard A. Baron            --             --            --            25,000        --                 0

                         OWNERSHIP OF VOTING SECURITIES

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

    The following table sets forth as of the close of business on August 3, 1995, except as otherwise indicated below, certain information with respect to the holdings of each Stockholder who was known to the Company to be the beneficial owner, as defined in Rule 13d-3 under the Exchange Act, of more than 5% of the Company's Common Stock. Each of the persons listed below has sole voting and investment power with respect to such Shares, unless otherwise indicated.

                                                                            AMOUNT AND NATURE OF
                                                                            BENEFICIAL OWNERSHIP
                   NAME AND ADDRESS OF BENEFICIAL OWNER                       OF COMMON STOCK     PERCENT OF CLASS
- --------------------------------------------------------------------------  --------------------  -----------------
Marvin Samson                                                                      1,582,941(1)            14.3%
 Building 31, Olney Avenue
 Cherry Hill, New Jersey 08003
Agvar Chemicals Inc.                                                               1,532,879(2)            13.8%
 96 Route 23
 Little Falls, New Jersey 07424
Wellington Management Company                                                      1,092,070(3)             9.9%
 75 State Street
 Boston, MA 02109

- ------------------------
(1) Includes options to purchase 32,500 Shares which are exercisable at present or become exercisable within 60 days.

(2) Agnes Varis, a director of the Company, is the sole stockholder, President and a director of Agvar Chemicals Inc., and may therefore be deemed to have sole investment and voting power with respect to the Shares held of record by Agvar Chemicals Inc., which includes 98,125 Shares owned by Ms. Varis and options granted to Ms. Varis to purchase 12,188 Shares which are exercisable at present or become exercisable within 60 days, and also includes 92,500 Shares held jointly by Ms. Varis and her husband.

(3) Based on its report for the year ended December 31, 1994 on Schedule 13G under the Exchange Act, Wellington Management Company or its wholly-owned subsidiary ("WMC") has shared dispositive power as to all of the Shares and shared voting power as to 250,470 of the Shares. The Shares are owned by various investment advisory clients of WMC.

COMMITTEES OF THE BOARD OF DIRECTORS

    During 1994, the Board of Directors had an Audit Committee and a Compensation Committee, but not a Nominating Committee. The members of the Audit Committee are Dr. Misher, Ms. Varis and Mr. Waxman. The Audit Committee, which met once during 1994, is charged with reviewing the audited financial statements of the Company and making recommendations to the full Board of Directors on matters concerning the Company's audits and the selection of independent public accountants for the Company.

    The members of the Compensation Committee are Mr. Blass, Dr. Misher and Ms. Varis. The Compensation Committee, which met twice during 1994, is charged with reviewing and determining the compensation of executive officers and administering the Company's stock option plan.

MEETINGS OF THE BOARD OF DIRECTORS

    During the Company's last fiscal year, its Board of Directors held five meetings.

COMPENSATION OF DIRECTORS

    All directors who are not also employees of the Company are entitled to receive fees of $3,000 per annum and $1,000 for each board meeting attended, plus reimbursement for expenses relating to attendance at board and committee meetings.

    Under the Company's 1993 Stock Option Plan (the "Plan"), non-management Directors each are granted annually options to purchase 7,500 Shares of Common Stock of the Company, each such option to terminate ten years after the date of grant, or ninety days after the earlier termination of service to the Company by the non-management Director. No other option grant may be made under the Plan to non-management Directors. These provisions, which are intended to permit no discretion with regard to the timing, price and number of options which may be granted to the non-management Directors who administer the Plan, have been included in order for the Plan to meet the "disinterested administration" requirements which exempt options granted under the Plan from the "short swing" profit provisions of Section 16(b) of the Securities Exchange Act of 1934.

EMPLOYMENT AGREEMENT

    The Company entered into an employment agreement with Marvin Samson in December 1986. The agreement with Mr. Samson, as amended, extends through December 31, 1996 and provides for an annual base salary, effective for fiscal years commencing on or after January 1, 1987, of not less than $150,000, as determined by the Board of Directors of the Company.

COMPENSATION CONTINUATION AGREEMENT

    The Company entered into a Compensation Continuation Agreement with Marvin Samson in October 1991, to take effect upon his retirement (as defined in the agreement), disability (as defined in the agreement), or death. The agreement provides for payment to Mr. Samson or his designee, upon retirement, disability or death, of a sum equal to Mr. Samson's annual base salary (currently $400,000) immediately prior to retirement, disability or death for the first year, and thereafter payment of fifty percent (50%) of such amount for a period of nine years. Payment under this agreement is dependent upon Mr. Samson's compliance with the terms of the covenant against competition and other provisions included in the employment agreement referred to above.

REPORT OF THE COMPENSATION COMMITTEE

    The Compensation Committee of the Company's Board of Directors is comprised of three non-management directors of the Company, who have responsibility for compensation policy and for administering the Company's 1993 Stock Option Plan (the "Plan").

    At present, executive compensation consists of salaries and stock options under the Plan. It is the view of the non-management directors that salaries of executive officers generally should be reviewed annually to properly reflect the experience, scope of responsibility and performance of the executives and to be sure that the salaries are at levels which are reasonable and appropriate to retain high quality executive officers. Mr. Samson's salary was adjusted by the Compensation Committee effective in September of each of the last two years. Mrs. Arnoff's salary has been adjusted effective in July of each of the last three years.

    The philosophy of the Compensation Committee is that over the long term executive compensation should be significantly related to the Company's performance in terms of earnings, increases in the Company's value as reflected by its stock price and possibly other criteria of Company performance. The Committee is evaluating a performance-based bonus plan for executive officers and others, which may be implemented with respect to 1995.

    The Compensation Committee believes that compensation through stock options, which directly aligns the interests of executives with those of stockholders, should be a meaningful part of the Company's executive compensation. The Company's Plan provides for the grant of non-qualified stock options at exercise prices equal to the fair market value on the date of grant. Substantial options have been granted to executive officers. The options granted are exercisable for ten years absent earlier termination of employment. Outstanding options held by executive officers provide for deferred vesting of options granted, 25% of the options granted being first exercisable one year from the date of grant and an additional 25% of each option grant becoming exercisable on each of the three following anniversary dates. The Plan provides option recipients with a significant interest in long-term growth in the price of the Company's Common Stock. It should be noted that Mr. Samson is one of the principal stockholders of the Company.

    This report is submitted by the following persons who are the members of the Compensation Committee:

                                  Agnes Varis
                                 Gus Blass, II
                                  Allen Misher

CERTAIN TRANSACTIONS; OTHER MATTERS

    In the future, the Company may purchase certain products and raw materials from Agvar Chemicals Inc. ("Agvar") or companies for which Agvar acts as agent. Agnes Varis, a director of the Company, is the sole stockholder, President and a director of Agvar. Through December 31, 1994, the Company's purchases from Agvar have not been material.

    Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors and persons who own more than 10% of the Common Stock of the Company to file reports of ownership and changes in ownership with the Securities and Exchange Commission and to furnish the Company with copies of these reports. Based on the Company's review of the copies of these reports received by it, the Company believes that all filings required to be made by the reporting persons for 1994 were made on a timely basis, except for the late filing of a Form 3 Report in connection with the election of Mr. Richard A. Baron as an executive officer of the Company.

PERFORMANCE GRAPH

    The following graph compares the cumulative total return on the Shares over the past five fiscal years with the cumulative total return on shares of companies in the NASDAQ Index and the NASDAQ Pharmaceutical Index. Cumulative total return is measured assuming an initial investment of $100, the reinvestment of dividends and fiscal years ending December 31.

                    COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL
                   RETURN AMONG THE COMPANY, THE NASDAQ INDEX
                      AND THE NASDAQ PHARMACEUTICAL INDEX

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

             CRISP    PHARMACEUTICAL    MARSAM
12/31/89     100.000          100.000    100.000
12/31/90      85.088          119.947     93.177
             114.609          145.733    9.83250
             0.85088          1.19947    0.93177
12/31/91     136.550          318.781    138.593
             183.926          387.312   14.62500
             1.36550          3.18781    1.38593
12/31/92     158.897          265.530    113.717
             214.026          322.614   12.00000
             1.58897          2.65530    1.13717
12/31/93     181.296          236.634    203.743
             244.196          287.506   21.50000
             1.81296          2.36634    2.03743
12/31/94     177.271          178.396     94.764
             238.775          216.748   10.00000
             1.77271          1.78396    0.94764

                                        1988         1990         1991         1992         1993         1994
                                     -----------  -----------  -----------  -----------  -----------  -----------
Closing prices for Marsam*               5.66667      9.83250     14.62500     12.00000     21.50000     10.00000

* Takes into account 3 for 2 splits in 1989 and 1991

BEAR STEARNS                                        Annex A

                                                    BEAR, STEARNS & CO. INC.
                                                        245 PARK AVENUE
                                                    NEW YORK, NEW YORK 10104
                                                        (212)  272-2000


                                                    July 28, 1995




Board of Directors
Marsam Pharmaceuticals Inc.
41 Olney Avenue, Building 31
Cherry Hill, NJ  08034

Attention:  Marvin Samson, Chief Executive Officer


     We understand that Marsam Pharmaceuticals Inc. ("Marsam") has received an offer from Schein Pharmaceutical, Inc. ("Schein") to acquire all of the outstanding shares of the common stock of Marsam (the "Shares"). You have provided us with the Agreement and Plan of Merger in substantially final form (the "Merger Agreement") among Marsam, Schein and SM Acquiring Co., Inc. ("SMA"), a wholly owned subsidiary of Schein. As more fully described in the Merger Agreement, (i) Schein would promptly commence a tender offer to purchase all Shares for $21.00 per share in cash and (ii) as promptly after the purchase of shares pursuant to the tender offer as practicable, SMA would merge with Marsam and each outstanding Share not previously tendered would be converted into the right to receive $21.00 in cash (collectively, the "Transaction").

     You have asked us to render our opinion as to whether the consideration to be paid pursuant to the Transaction is fair, from a financial point of view, to the public shareholders of Marsam.

     In the course of our analyses for rendering this opinion, we have:

          1.   reviewed the Merger Agreement;

          2. reviewed Marsam's Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended December 31, 1991 through 1994, and its Quarterly Report on Form 10-Q for the period ended March 31, 1995;

          3. reviewed certain operating and financial information, including projections, provided to us by management relating to its business and prospects;

          4. met with certain members of Marsam's senior management to discuss its operations, historical financial statements and future prospects;

          5.   visited Marsam's facilities in Cherry Hill, New Jersey;

          6. reviewed the historical prices and trading volume of the common shares of Marsam;

          7. reviewed publicly available financial data and stock market performance data of companies which we deemed generally comparable to Marsam;

          8. reviewed the terms of recent acquisitions of companies which we deemed generally comparable to Marsam; and

          9. conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

     In the course of our review, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us by Marsam. With respect to Marsam's projected financial results, we have assumed that they have been reasonably prepared on a bases reflecting the best currently available estimates and judgments of the management of Marsam as to its expected future performance. We have not assumed any responsibility for the information or projections provided to us and we have further relied upon the assurances of the management of Marsam that it is unaware of any facts that would make the information or projections provided to us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets of Marsam. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof.

     Based on the foregoing, it is our opinion that the consideration to be paid pursuant to the Transaction is fair, from a financial point of view, to the public shareholders of Marsam.

     We have acted as financial advisor to Marsam in connection with the Transaction and will receive a fee for such services, payment of a significant portion of which is contingent upon the consummation of the Transaction.


                                   Very truly yours,

                                   BEAR, STEARNS & CO. INC.

                                   By:
                                      --------------------------
                                      Managing Director

                                 EXHIBIT INDEX

EXHIBIT NO.
- -----------
Exhibit 1    Agreement  and  Plan  of Merger,  dated  July 28,  1995,  among Marsam  Pharmaceuticals  Inc., Schein
             Pharmaceutical, Inc. and SM. Acquiring Co., Inc.
Exhibit 2    Stockholders Agreement, dated July  28, 1995, among Schein  Pharmaceutical, Inc., SM. Acquiring  Co.,
             Inc. and certain stockholders named therein.
Exhibit 3    Employment  Agreement, dated  as of  July 28,  1995, between  Marsam Pharmaceuticals  Inc. and Marvin
             Samson.
Exhibit 4    Confidentiality Agreement,  dated  May  15,  1995 between  Marsam  Pharmaceuticals  Inc.  and  Schein
             Holdings, Inc.
Exhibit 5    Letter to Stockholders of Marsam Pharmaceuticals Inc., dated August 4, 1995.*
Exhibit 6    Press Release, dated July 29, 1995, issued by Marsam Pharmaceuticals Inc.
Exhibit 7    Opinion of Bear, Stearns & Co. Inc. dated July 28. 1995.*

- ------------------------
* Included in copies of the Schedule 14D-9 mailed to stockholders.